April 26, 2005

Mr. George L. Engelke, Jr., Chairman, President & CEO
Mr. Monte Redman, EVP
Mr. Alan Eggleston, EVP
Mr. Arnold Greenberg, EVP
And other Trustees of the Astoria Federal S&L Association Pension Plan
Astoria Financial Corporation
One Astoria Federal Plaza
Lake Success, NY 11042-1085

Dear Trustees:

        On page 13 of Astoria’s April 11, 2005 proxy statement, in footnote (5) to the table entitled “Security Ownership of Management,” it notes that “Messrs. Engelke, Eggleston, Greeenberg and Redman are among the trustees of the Association Employees’ Pension Plan.” Footnote 5 also notes that the pension plan owns 773,308 shares of Astoria Financial common stock.

        As you know, Astoria Financial’s proxy statement dated April 11, 2005 includes Proposal No. 2, “The approval of the 2005 Re-designated, Amended and Restated Stock Incentive Plan for Officers and Employees of Astoria Financial Corporation.” In summary, Astoria’s shareholders are being asked to approve a 5.25 million share benefit plan for officers and employees (although, arguably there are likely to be few employees that benefit, because, as noted in the proxy statement on page 29, “In the past, the administrative committee has granted stock options under previous plans only to senior officers of AFC and the Association who the administrative committee believes are most able to impact the performance of AFC and the Association. In 2004, this group included 68 people.”)

        As trustees of the pension plan, each of you has a fiduciary duty to vote the pension plan’s shares based on what is beneficial for the pension plan and the plan’s beneficiaries, regardless of your individual pecuniary interest in Proposal No. 2. In our view, Proposal No. 2 will dilute the value of the Astoria Financial shares held by the pension plan, and we see no economic or other basis for you, as a trustee, to vote for Proposal No. 2.

        I also question the propriety of Astoria insiders voting the pension plan’s shares if they have a pecuniary interest in the passage of the 2005 Restricted Stock Incentive Plan proposal.

        Please provide a copy of this letter, and our April 20, 2005 letter to shareholders, to each trustee of the pension plan. We also suggest you consult qualified ERISA counsel about each trustee’s duty in this instance.

        Please feel free to call my counsel Phillip Goldberg at Foley & Lardner LLP (312-832-4549), me (973-360-1666) or my partner John Palmer (630-848-1340) with any questions.

Sincerely, /s/ Richard Lashley Richard Lashley